CONMED HEALTHCARE MANAGEMENT, INC.
7250 Parkway Drive
Suite 400
Hanover, MD 21076

July 14, 2009

VIA EDGAR

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Conmed Healthcare Management, Inc.
Form 10-K for fiscal year ended December 31, 2008
Filed March 26, 2009 (the “Form 10-K”)
File No. 000-27554

Form 10-Q for quarter ended March 31, 2009
Filed March 26, 2009 (the “Form 10-Q”)
File No. 000-27554

Dear Mr. Reynolds:

Reference is made to the letter dated July 2, 2009 (the “Comment Letter”) to Dr. Richard Turner, Chief Executive Officer of Conmed Healthcare Management, Inc. (“Conmed,” the “Company” or “we”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the Form 10-K and Form 10-Q.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Supplemental Response filed June 10, 2009

1.
We note that your response to our prior comment two indicates that you do not intend to present pro forma financial information as part of Management’s Discussion and Analysis in your amended Form 10-K.  However, it appears that there is a reference to this pro forma disclosure on page 42 of Exhibit A to your supplemental response.  Please revise.

Mr. John Reynolds
July 14, 2009

In response to the Staff’s comment, the Company has removed the reference to the pro forma disclosure in the Form 10-K/A.

2.
We note your response to comment eight of our prior comment letter and we reissue it in part.  Please revise your proposed narrative summary of your executive compensation agreements to be included in future filings to include a discussion of how the board determines its annual bonuses awarded to your named executive officers, as required by Item 402(o)(5) of Regulation S-K.  We note that your compensation agreements filed as Exhibits 10.7, 10.8 and 10.9 filed with your Form SB-2 on April 3, 2009 indicate that the criteria for the executive bonuses would be determined annually by the board and/or the chief executive officer, but there is no discussion of this criteria in your response letter.

In response to the Staff’s comment, we have provided below a discussion of how the Board determines its annual bonuses awarded to the named executive officers as required by Item 402(o)(5) of Regulation S-K, which disclosure the Company will include in substantially the form as provided below in future filings.

Annual Bonus Compensation

Each of the Named Executive Officers is eligible to receive an annual bonus.  The actual amount of the bonus awarded to each Named Executive Officer is determined by the Company’s Board of Directors, and with respect to all compensation other than that of the Chief Executive Officer, after consultation with the Chief Executive Officer.

In determining the amount of the bonus to be awarded for each of the Named Executive Officers, the Board does not rely on any specific formula, benchmarking or pre-determined targets. The Board focuses primarily on its subjective determination of the performance of the individual Named Executive Officer, as well as on the performance of the Company, which includes a review of the Company’s actual and estimated results of operations for the current year, operating results and bonus compensation from prior years.  The Board also takes into account the Named Executive Officer’s responsibilities, as well as the services rendered by the Named Executive Officer to the Company.

Each of the Named Executive Officer’s target bonus amounts are as follows:

•	Dr. Turner is eligible annually for a bonus determined by the Board equal to a value of up to 50% of his annual base salary.

•	Dr. Haft is eligible annually for a bonus determined by the Board equal to a value of up to 20% of his annual base salary.

•	Mr. Fry is eligible annually for a bonus determined by the Board equal to a value of up to 20% of his annual base salary.

Mr. John Reynolds
July 14, 2009

3.	Please note that you must file an actual Form 10-K/A with your proposed changes for the staff to complete its review of your annual report and related documents.

Simultaneously with the submission of this response to the Comment Letter, the Company is filing the Form 10-K/A with the SEC.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Item 4(T) – Controls and Procedures, page 50

4.
We note that your statement that “a controls system cannot provide absolute assurance, however, that the objectives of the controls system are met.”  Please revise to clearly state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  As an alternative, you may remove the reference to the level of assurance provided by your disclosure controls and procedures in your future Exchange Act filings.

In response to the Staff’s comment, the Company will remove the reference to the level of assurance of the Company’s disclosure controls and procedures in future Exchange Act filings.

_______________

We trust that the preceding responses will fully address the Staff’s comments as set forth in the Comment Letter.  If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me.

Very truly yours,

/s/ Thomas W. Fry
Thomas W. Fry
Chief Financial Officer